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                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                           FOR THE MONTH OF JUNE 2003

                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


                 (Indicate by check mark whether the registrant
                  files or will file annual reports under cover
                           of Form 20-F or Form 40-F.)

                           Form 20-F   X      Form 40-F
                                      ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                        furnishing the information to the
                      Commission pursuant to Rule 12g3-2(b)
                        under the Securities Exchange Act
                                    of 1934.)

                           Yes            No   X
                               ---            ---




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                                                                  Company No. 17


                      THE COMPANIES ORDINANCE (CHAPTER 32)

                          -----------------------------

                               SPECIAL RESOLUTION

                                       OF

                          THE WHARF (HOLDINGS) LIMITED

                          -----------------------------


     At the Annual General Meeting of the Company held in the Centenary Room, Ground Floor, The Marco Polo Hongkong Hotel, 3 Canton Road, Kowloon, Hong Kong on Friday, 30th May, 2003, the following Special Resolution numbered (8) (as appeared in the Notice of the said Annual General Meeting) below, was duly passed:

(8) "THAT the Articles of Association of the Company be hereby amended as follows:-

     (a) by adding the following definitions immediately after the definition of "the Ordinance" in Article 2:

          ""the SFO" shall mean the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and any amendments thereto or re-enactment thereof for the time being in force and shall include every other statute incorporated therewith or substituted therefor; and in case of any such substitution the references in these Articles to the provisions of the SFO shall be read as references to the provisions substituted therefor in the new statute;" and

     (b) by replacing the words "Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the laws of Hong Kong)" by the words "SFO" in Article 91A."




                                                     (SD.) PETER K. C. WOO
                                                             Chairman

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           THE WHARF (HOLDINGS) LIMITED - WHARF



Date: June 9, 2003

                                           By:  /s/ Wilson Chan
                                                --------------------------------
                                                Name:    Wilson Chan
                                                Title:   Company Secretary